

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Nathan Smith
Chief Financial Officer
Aries I Acquisition Corp.
23 Lime Tree Bay, P.O. Box 1569
Grand Cayman, Cayman Islands, KY-1110

> **Re: Aries I Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 5, 2021**
> **File No. 377-04178**

Dear Mr. Smith:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary
Overview, page 2

1. Balance your discussion of your "differentiated approach" with disclosure that your acquisition focus does not preclude you from acquiring a business in any industry.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 81

2. Please clarify your disclosures on page 82 that indicate you had deferred offering costs of $82,500 as of January 26, 2021. In this respect, we note deferred offering costs of $154,741 on your balance sheet as of January 26, 2021.

      You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Sakowitz